Exhibit 99.3

PROXY

The undersigned, being a shareholder or proxyholder of HudBay Minerals Inc. (“Hudbay” or the “Company”), hereby appoints G. Wesley Voorheis, Chairman of Hudbay, or failing him, David Garofalo, President and Chief Executive Officer of Hudbay, or instead of either of them,                                        as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual and special meeting (the “Meeting”) of the shareholders of the Company to be held on May 10, 2013, and at any postponement or adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such postponement or adjournment thereof. The undersigned hereby directs the proxyholder to vote the securities of the Company recorded in the name of the undersigned as specified herein.

1.                        The ordinary resolution to amend the Company’s long term equity plan to, among other things, increase the aggregate maximum number of common shares issuable thereunder.

FOR	☐	AGAINST	☐

2.                        The election of each of the following eight nominees as directors of the Company:

	FOR	WITHHOLD		FOR	WITHHOLD
David Garofalo	☐	☐	John L. Knowles	☐	☐
Tom A. Goodman	☐	☐	Alan J. Lenczner	☐	☐
Alan R. Hibben	☐	☐	Kenneth G. Stowe	☐	☐
W. Warren Holmes	☐	☐	G. Wesley Voorheis	☐	☐

3.                        The appointment of Deloitte LLP as the auditor of the Company for the ensuing year and the authorization to the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

FOR	☐	WITHHOLD	☐

If any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the notice of meeting (the “Notice of Meeting”) regarding the Meeting, this proxy confers discretionary authority upon the persons named as proxyholders herein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. In connection therewith, the representatives of Hudbay, if named as proxyholders, will vote in their best judgment.

To be effective, this proxy must be received by the Company’s transfer agent, Equity Financial Trust Company, by fax (+1 416-595-9593) or by mail, hand or courier at Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1, no later than 10:00 a.m. (Eastern Time) on May 8, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Shareholders may also vote electronically in lieu of submitting this paper form of proxy by going to WWW.VOTEPROXYONLINE.COM and following the instructions provided on that website. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via this paper form of proxy. The deadline for voting shares electronically is the same as that for the receipt of paper form of proxy. A shareholder electing to vote electronically should not return this paper form of proxy by mail.

This proxy revokes and supersedes all proxies of earlier date.

DATED this                          day of                                , 2013.

Signature of Shareholder

Name of Shareholder (Please Print)

Number of Shares Held

(See Reverse)

NOTES:

1.              This Proxy is solicited by Management of the Company. Shareholders have the right to appoint any person or company to attend and act on their behalf at the Meeting other than the persons designated above and may exercise such right by inserting the name of their designated proxyholder, who need not be a shareholder of the Company, in the blank space provided above for that purpose.

2.              Each shareholder must sign this proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

3.              Please date the proxy. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Company.

4.              The common shares represented by this proxy will be voted. If the shareholder appoints any of the persons designated above, including persons other than specified representatives of the Company, as proxy to attend and act at the Meeting:

(a)              the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for;

(b)              where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the common shares represented by the proxy shall be voted accordingly; and

(c)               IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.